SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 18, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐ No: ☒

Enclosures:

Nokia stock exchange release dated April 18, 2019: Nokia provides recast comparative segment results and additional financial disclosures for 2018 reflecting the new financial reporting structure

Nokia provides recast comparative segment results and additional financial disclosures for 2018 reflecting the new financial reporting structure

Nokia Corporation

Stock Exchange Release

April 18, 2019 at 9:00 (CET +1)

Nokia provides recast comparative segment results and additional financial disclosures for 2018 reflecting the new financial reporting structure

Espoo, Finland - Nokia today provided recast comparative segment financial information and additional financial disclosures on a quarterly and annual basis for 2018, reflecting the previously announced organizational changes to accelerate its strategy execution.

Nokia will publish its first-quarter 2019 interim report on April 25, 2019 at approximately 8 a.m. Finnish time (CET+1) in accordance with its new reporting structure. Analyst and media call details are provided below.

Changes in reporting structure, effective from January 1, 2019

Nokia announced organizational changes to accelerate its strategy execution on October 25, November 22 and December 31, 2018. Accordingly, Nokia has revised its financial reporting structure to better reflect its strategy, organizational structure and the way it evaluates operational performance and allocates resources.

As of January 1, 2019, Nokia has three reportable segments: (i) Networks, (ii) Nokia Software and (iii) Nokia Technologies. In addition, Nokia also discloses segment-level data for Group Common and Other.

Within the new Networks reportable segment, Nokia is providing net sales disclosure for the following businesses: (i) Mobile Access, (ii) Fixed Access, (iii) IP Routing and (iv) Optical Networks.

Certain reclassifications have been made in order to reflect the new organizational structure of the company, the most significant of which are: (i) activities related to our cloud core offering have been reclassified from the former Mobile Networks business group and former Global Services reportable segment to the new Nokia Software reportable segment and (ii) activities related to the former Mobile Networks business group and former Global Services reportable segment that are not reclassified to the new Nokia Software reportable segment are now reported together under the new Mobile Access business.

Nokia is also providing separate net sales disclosure for its different customer types: (i) Communication Service Providers, (ii) Enterprises and (iii) Licensees.

Additionally, Nokia is providing adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software, in accordance with their approximate value contribution.

Recast comparative segment financial information for 2018

To provide a basis for comparison, the following tables present a recasting of Nokia’s segment financial information on an unaudited basis for all four quarters of 2018 separately, as well as for the full year 2018.

The tables are also available in Excel format at http://nokia.com/financials.

Q1-Q4’18 (unaudited)	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
EUR million
Net sales	17 404	2 713	1 501	1 024	(63)	22 580	(17)	22 563
Cost of sales	(11 369)	(1 346)	(22)	(870)	63	(13 545)	(572)	(14 117)
Gross profit	6 035	1 367	1 479	154	0	9 035	(590)	8 446
% of net sales	34.7%	50.4%	98.5%	15.0%		40.0%		37.4%
Research and development expenses	(3 091)	(486)	(145)	(293)	0	(4 014)	(606)	(4 620)
Selling, general and administrative expenses	(2 140)	(429)	(127)	(201)	0	(2 896)	(567)	(3 463)
Other income and expenses	(31)	(3)	(5)	93	0	55	(477)	(422)
Operating profit/(loss)	773	450	1 203	(246)	0	2 180	(2 239)	(59)
% of net sales	4.4%	16.6%	80.1%	(24.0)%		9.7%		(0.3)%
Depreciation and amortization	(384)	(65)	(21)	(46)	0	(515)	(940)	(1 455)
Share of results of associated companies and joint ventures	12	0	0	0	0	12	0	12
EBITDA	1 169	515	1 224	(200)	0	2 708	(1 300)	1 408

(1)         Mobile Access net sales of EUR 11 273 million, Fixed Access net sales of EUR 1 980 million, IP Routing net sales of EUR 2 545 million and Optical Networks net sales of EUR 1 606 million.

(2)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1’18 (unaudited)	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
EUR million
Net sales	3 783	541	365	252	(12)	4 929	(5)	4 924
Cost of sales	(2 466)	(308)	(10)	(216)	12	(2 988)	(131)	(3 119)
Gross profit	1 317	233	355	36	0	1 941	(135)	1 805
% of net sales	34.8%	43.1%	97.3%	14.3%		39.4%		36.7%
Research and development expenses	(766)	(128)	(43)	(74)	0	(1 011)	(156)	(1 167)
Selling, general and administrative expenses	(532)	(111)	(39)	(52)	0	(732)	(116)	(847)

Other income and expenses	27	8	0	7	0	41	(168)	(127)
Operating profit/(loss)	46	1	274	(83)	0	239	(575)	(336)
% of net sales	1.2%	0.2%	75.1%	(32.9)%		4.8%		(6.8)%
Depreciation and amortization	(96)	(17)	(5)	(12)	0	(130)	(242)	(372)
Share of results of associated companies and joint ventures	(4)	0	1	0	0	(4)	0	(4)
EBITDA	137	19	279	(71)	0	365	(333)	32

(1)         Mobile Access net sales of EUR 2 426 million, Fixed Access net sales of EUR 445 million, IP Routing net sales of EUR 550 million and Optical Networks net sales of EUR 363 million.

(2)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q2’18 (unaudited)	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
EUR million
Net sales	4 081	612	361	280	(15)	5 318	(5)	5 313
Cost of sales	(2 731)	(330)	(7)	(228)	15	(3 279)	(173)	(3 453)
Gross profit	1 350	282	354	52	0	2 038	(178)	1 860
% of net sales	33.1%	46.1%	98.1%	18.6%		38.3%		35.0%
Research and development expenses	(784)	(123)	(36)	(73)	0	(1 016)	(149)	(1 165)
Selling, general and administrative expenses	(516)	(104)	(25)	(50)	0	(695)	(117)	(813)
Other income and expenses	(16)	(14)	(1)	38	0	7	(110)	(103)
Operating profit/(loss)	34	40	292	(33)	0	334	(555)	(221)
% of net sales	0.8%	6.5%	80.9%	(11.8)%		6.3%		(4.2)%
Depreciation and amortization	(96)	(19)	(5)	(8)	0	(128)	(232)	(360)
Share of results of associated companies and joint ventures	(3)	0	0	0	0	(4)	0	(4)
EBITDA	127	59	297	(24)	0	458	(323)	135

(1)         Mobile Access net sales of EUR 2 634 million, Fixed Access net sales of EUR 490 million, IP Routing net sales of EUR 592 million and Optical Networks net sales of EUR 365 million.

(2)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q3’18 (unaudited)	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non- IFRS total	Non- IFRS exclusions(2)	Nokia Total
EUR million
Net sales	4 265	623	351	236	(14)	5 461	(4)	5 458
Cost of sales	(2 811)	(322)	(2)	(200)	14	(3 320)	(118)	(3 439)
Gross profit	1 454	301	350	36	0	2 141	(122)	2 019
% of net sales	34.1%	48.3%	99.7%	15.3%		39.2%		37.0%
Research and development expenses	(755)	(117)	(28)	(71)	0	(971)	(152)	(1 123)
Selling, general and administrative expenses	(518)	(110)	(30)	(52)	0	(710)	(160)	(870)
Other income and expenses	(2)	0	(1)	32	0	28	(108)	(80)
Operating profit/(loss)	178	75	290	(56)	0	487	(541)	(54)
% of net sales	4.2%	12.0%	82.6%	(23.7)%		8.9%		(1.0)%
Depreciation and amortization	(92)	(14)	(5)	(13)	0	(124)	(232)	(356)
Share of results of associated companies and joint ventures	2	0	0	0	0	2	0	2
EBITDA	272	88	295	(43)	0	613	(309)	304

(1)         Mobile Access net sales of EUR 2 741 million, Fixed Access net sales of EUR 503 million, IP Routing net sales of EUR 610 million and Optical Networks net sales of EUR 412 million.

(2)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’18 (unaudited)	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
EUR million
Net sales	5 276	938	423	257	(21)	6 872	(3)	6 869
Cost of sales	(3 362)	(386)	(3)	(228)	21	(3 957)	(151)	(4 108)
Gross profit	1 914	552	420	29	0	2 915	(154)	2 761
% of net sales	36.3%	58.8%	99.3%	11.3%		42.4%		40.2%
Research and development expenses	(786)	(117)	(38)	(75)	0	(1 016)	(149)	(1 165)
Selling, general and administrative expenses	(575)	(105)	(32)	(46)	0	(758)	(174)	(933)
Other income and expenses	(39)	3	(3)	17	0	(21)	(90)	(111)
Operating profit/(loss)	515	333	347	(74)	0	1 120	(568)	552

% of net sales	9.8%	35.5%	82.0%	(28.8)%		16.3%		8.0%
Depreciation and amortization	(100)	(16)	(6)	(12)	0	(133)	(234)	(367)
Share of results of associated companies and joint ventures	18	0	0	0	0	18	0	18
EBITDA	633	349	353	(62)	0	1 272	(335)	937

(1)         Mobile Access net sales of EUR 3 472 million, Fixed Access net sales of EUR 542 million, IP Routing net sales of EUR 794 million and Optical Networks net sales of EUR 467 million.

(2)         Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Additional new disclosures

The following table presents net sales disclosure for our different customer types.

EUR million (unaudited)	Q1’18	Q2’18	Q3’18	Q4’18	Q1-Q4’2018
Communication service providers	4 080	4 398	4 632	5 845	18 955
Enterprise	244	295	256	371	1 167
Licensees	349	352	351	423	1 476
Other(1)	251	268	219	230	965
Total	4 924	5 313	5 458	6 869	22 563

(1)         Includes net sales of Alcatel-Lucent Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as net sales of Digital Health business, eliminations of inter-segment revenues as well as certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communications service providers and enterprise customers.

The following tables provide adjusted financial disclosure for our Networks and Nokia Software reportable segments, with amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software.

	Before	Allocations		After
Q1-Q4’18 (unaudited)	allocations	Licensing	Nokia Bell Labs	allocations
Net sales (EUR million)
Networks	17 404	1 255	6	18 665
Nokia Software	2 713	221	1	2 935
Nokia Technologies	1 501	(1 476)		25
Group Common and Other	1 024		(7)	1 017
Eliminations	(63)			(63)
Non-IFRS total	22 580	0	0	22 580

Operating Profit (EUR million)
Networks	773	1 046	(162)	1 657
Nokia Software	450	185	(29)	606
Nokia Technologies	1 203	(1 231)		(28)
Group Common and Other	(246)		191	(55)
Non-IFRS total	2 180	0	0	2 180

Operating Margin %
Networks	4.4%			8.9%
Nokia Software	16.6%			20.6%
Nokia Technologies	80.1%
Group Common and Other	(24.0)%			(5.4)%
Non-IFRS total	9.7%			9.7%

	Before	Allocations		After
Q1’18 (unaudited)	allocations	Licensing	Nokia Bell Labs	allocations
Net sales (EUR million)
Networks	3 783	297	1	4 081
Nokia Software	541	52	0	594
Nokia Technologies	365	(349)		16
Group Common and Other	252		(1)	251
Eliminations	(12)			(12)
Non-IFRS total	4 929	0	0	4 929

Operating Profit (EUR million)
Networks	46	252	(43)	255
Nokia Software	1	45	(8)	38
Nokia Technologies	274	(297)		(23)
Group Common and Other	(83)		51	(32)
Non-IFRS total	239	0	0	239

Operating Margin %
Networks	1.2%			6.2%
Nokia Software	0.2%			6.4%
Nokia Technologies	75.1%
Group Common and Other	(32.9)%			(12.7)%
Non-IFRS total	4.8%			4.8%

	Before	Allocations		After
Q2’18 (unaudited)	allocations	Licensing	Nokia Bell Labs	allocations
Net sales (EUR million)
Networks	4 081	299	2	4 382
Nokia Software	612	53	0	665
Nokia Technologies	361	(352)		9
Group Common and Other	280		(2)	278
Eliminations	(15)			(15)
Non-IFRS total	5 318	0	0	5 318

Operating Profit (EUR million)
Networks	34	252	(43)	244
Nokia Software	40	45	(8)	77
Nokia Technologies	292	(297)		(5)
Group Common and Other	(33)		50	17
Non-IFRS total	334	0	0	334

Operating Margin %
Networks	0.8%			5.6%
Nokia Software	6.5%			11.6%
Nokia Technologies	80.9%
Group Common and Other	(11.8)%			6.1%
Non-IFRS total	6.3%			6.3%

	Before	Allocations		After
Q3’18 (unaudited)	allocations	Licensing	Nokia Bell Labs	allocations
Net sales (EUR million)
Networks	4 265	298	2	4 565
Nokia Software	623	53	0	676
Nokia Technologies	351	(351)		0
Group Common and Other	236		(2)	234
Eliminations	(14)			(14)
Non-IFRS total	5 461	0	0	5 461

Operating Profit (EUR million)
Networks	178	247	(41)	384
Nokia Software	75	44	(7)	111
Nokia Technologies	290	(290)		0

Group Common and Other	(56)		48	(8)
Non-IFRS total	487	0	0	487

Operating Margin %
Networks	4.2%			8.4%
Nokia Software	12.0%			16.4%
Nokia Technologies	82.6%
Group Common and Other	(23.7)%			(3.4)%
Non-IFRS total	8.9%			8.9%

	Before	Allocations		After
Q4’18 (unaudited)	allocations	Licensing	Nokia Bell Labs	allocations
Net sales (EUR million)
Networks	5 276	360	2	5 637
Nokia Software	938	63	0	1 002
Nokia Technologies	423	(423)		0
Group Common and Other	257		(2)	255
Eliminations	(21)			(21)
Non-IFRS total	6 872	0	0	6 872

Operating Profit (EUR million)
Networks	515	295	(36)	774
Nokia Software	333	52	(6)	379
Nokia Technologies	347	(347)		0
Group Common and Other	(74)		42	(32)
Non-IFRS total	1 120	0	0	1 120

Operating Margin %
Networks	9.8%			13.7%
Nokia Software	35.5%			37.8%
Nokia Technologies	82.0%
Group Common and Other	(28.8)%			(12.5)%
Non-IFRS total	16.3%			16.3%

Nokia to publish first-quarter 2019 interim report on April 25, 2019

Nokia will publish its first-quarter 2019 interim report on April 25, 2019 at approximately 8 a.m. Finnish time (CET+1). The interim report will be made available on the Nokia website immediately after publication.

Nokia only publishes a summary of its financial reports in stock exchange releases. The summary focuses on Nokia Group’s financial information as well as on Nokia’s outlook.

The detailed segment-level discussion will be available in the complete first-quarter 2019 interim report available at http://nokia.com/financials. Investors should not solely rely on summaries of Nokia’s financial reports, but should also review the complete reports with tables.

Nokia’s analyst conference call will begin on April 25, 2019 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at http://nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 412 317 5210.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies and growth management; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends; C) expectations and targets regarding financial performance, results, operating expenses, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding market developments, general economic conditions and structural changes; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G and our ability to capitalize on such rollout; and the overall readiness of the 5G ecosystem ; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our 2019-2020 cost savings program; L) expectations, plans or benefits related to future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and M) statements preceded by or including “believe”, “expect”, “expectations”, “commit”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future.  Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment; 3) competition and our ability to effectively and profitably invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establish new sources of revenue and protect our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions, including the acquisition of Alcatel-Lucent; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

We create the technology to connect the world. We develop and deliver the industry’s only end-to-end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2019	Nokia Corporation

	By:	/s/ Esa Niinimäki
		Name:	Esa Niinimäki
		Title:	Vice President, Corporate Legal